SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 19, 2009
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report on Form 6-K dated February 19, 2009, contains the results of the Annual General Meeting of Infineon Technologies AG that was held on February 12, 2009. The full text of the proposals of the Supervisory Board and the Management Board that were voted upon at the Annual General Meeting is set forth in the Notice of Annual General Meeting contained in the Report on Form 6-K of Infineon dated January 15, 2009.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: February 19, 2009	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer

Shareholders’ Meeting 2009
Voting results
Percentages represent approximations
Presence of voting rights = 45.55%

Resolutions		Voting YES		Voting NO		Result

TOP 2	Approval ot the acts of the Management Board		For individual results, see page 3
TOP 3	Approval ot the acts of the Supervisory Board		For individual results, see page 4
TOP 4	Appointment of the auditor	284,852,569	99.427%	1,641,207	0.573%	approved
TOP 5	Purchase and use of own shares	277,082,131	96.570%	9,839,178	3.430%	approved
TOP 6	Modification of Conditional Capitals
	(1) Reduction of Conditional Capital I	330,765,294	99.454%	1,815,187	0.546%	approved
	(2) Reduction of Conditional Capital 2007	330,810,606	99.463%	1,784,784	0.537%	approved
	(3) Cancellation of Conditional Capital IV/2006	330,925,673	99.504%	1,648,352	0.496%	approved
TOP 7	Authorized Capital 2009/I	182,605,226	64.397%	100,952,199	35.603%	rejected
TOP 8	Authorized Capital 2009/II	314,765,074	94.639%	17,830,331	5.361%	approved
TOP 9	Stock Option Plan 2009/Conditional Capital 2009/I	172,869,859	60.249%	114,051,830	39.751%	rejected
TOP 10	Convertible bonds/Conditional Capital 2009/II I	278,228,337	98.117%	5,338,011	1.883%	approved

Shareholders’ Meeting 2009
Voting results
Percentages represent approximations
Presence of voting rights = 45.55%

Resolutions		Voting YES		Voting NO		Result

TOP 11	Amendments to the Articles of Association
	(1) Composition of the Supervisory Board	281,699,281	99.355%	1,828,567	0.645%	approved
	(2) Elections	281,809,646	99.426%	1,626,106	0.574%	approved
	(3) Notification of attendance at the Annual General Meeting	281,996,417	99.475%	1,488,284	0.525%	approved
	(4) Exercise of voting rights	281,879,354	99.485%	1,459,143	0.515%	approved
TOP 12	Domination and profit-and-loss transfer agreement with Infineon Technologies Mantel 19 GmbH	281,817,039	98.297%	4,882,350	1.703%	approved
TOP 13	Domination and profit-and-loss transfer agreement with Infineon Technologies Dresden GmbH	281,838,670	98.295%	4,888,376	1.705%	approved

Shareholders’ Meeting 2009
Voting results
Percentages represent approximations
Presence of voting rights = 45.55%

	Individual approval of the acts of
TOP 2	the Management Board members	Voting YES		Voting NO		Result

	Peter Bauer	172,334,136	60.969%	110,320,440	39.031%	approved
	Prof. Dr. Hermann Eul	172,272,074	60.962%	110,314,422	39.038%	approved
	Peter J. Fischl	172,210,529	60.937%	110,393,455	39.063%	approved
	Dr. Reinhard Ploss	172,316,997	60.984%	110,241,460	39.016%	approved
	Dr. Marco Schröter	172,304,262	60.974%	110,277,912	39.026%	approved
	Dr. Wolfgang Ziebart	172,043,905	60.868%	110,604,140	39.132%	approved

Shareholders’ Meeting 2009
Voting results
Percentages represent approximations
Presence of voting rights = 45.55%

	Individual approval of the acts of
TOP 3	the Supervisory Board members	Voting YES		Voting NO		Result

	Max Dietrich Kley	141,863,257	50.026%	141,712,167	49.974%	approved
	Wigand Cramer	144,365,130	52.902%	128,524,462	47.098%	approved
	Alfred Eibl	144,427,783	52.935%	128,410,979	47.065%	approved
	Prof. Johannes Feldmayer	144,225,030	50.860%	139,343,913	49.140%	approved
	Jakob Hauser	144,413,832	52.931%	128,415,533	47.069%	approved
	Gerhard Hobbach	144,419,401	52.928%	128,438,041	47.072%	approved
	Prof. Dr. Renate Köcher	144,330,413	52.898%	128,511,424	47.102%	approved
	Dr. Siegfried Luther	144,384,152	52.923%	128,434,372	47.077%	approved
	Michael Ruth	144,448,922	52.945%	128,374,643	47.055%	approved
	Gerd Schmidt	144,462,106	52.949%	128,369,851	47.051%	approved
	Prof. Dr. Doris Schmitt-Landsiedel	144,350,505	52.902%	128,512,128	47.098%	approved
	Kerstin Schulzendorf	144,341,507	52.904%	128,490,378	47.096%	approved
	Dr. Eckart Sünner	144,407,966	52.929%	128,420,779	47.071%	approved
	Alexander Trüby	144,443,818	52.941%	128,394,877	47.059%	approved
	Prof. Dr. Martin Winterkorn	144,404,713	52.915%	128,491,103	47.085%	approved
	Prof. Dr. Klaus Wucherer	144,320,537	52.877%	128,612,963	47.123%	approved

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